Exhibit 99.10

March 30, 2020

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F report for the year ended December 31, 2019 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

•	Florence Copper Project, NI 43-101 Technical Report, Florence, Pinal County, Arizona, USA dated February 28, 2017, amended and restated December 4, 2017 and to references to the Technical Report, or portions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and the AIF.

Yours truly,

/s/ Dan Johnson
Dan Johnson, P.E.

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